[S&C LETTERHEAD]

June 9, 2009

Mr. Nicholas P. Panos

Senior Special Counsel

Division of Corporation Finance, Office of Mergers and Acquisitions

Securities and Exchange Commission

Mail Stop 3628

Washington, D.C. 20549

Re:	Regions Financial Corporation (“Regions”)
Registration Statement on Form S-4
File No. 333-159353

Dear Mr. Panos:

On June 4, 2009 Regions filed a letter dated June 4, 2009 (the “Response Letter”) to respond to comments in a letter of comment dated June 1, 2009 (the “Comment Letter”). We are now writing at your request to supplement the Response Letter response to comment #2 in the Comment Letter. That comment was as follows:

2.	We note that you intend to determine the final exchange ratio at expiration of the offer. Please provide your analysis as to how use of this pricing mechanism does not result in the need to extend the offer for 10 business days pursuant to Rule 14e-1(b). In addition, please advise us why use of this pricing mechanism is consistent with paragraph 16 to Schedule A.

The basic response to that comment is included in the Response Letter. We supplement that response as follows:

Mergers versus Tender Offers

The Response Letter compares the pricing approach in the Regions exchange offer to the pricing approach in a fixed value (floating exchange ratio) stock-for-stock merger of a regulated company and suggested that the rationale that supports allowing an averaging period to extend beyond the meeting date for such a merger supports allowing an averaging period that ends on the last day in the exchange offer.

We acknowledge that the tender offer rules address competing concerns that are not identical to those in a merger. In particular, we understand that the tender offer rules seek to combat practices not ordinarily present in the merger context that could be viewed as coercive or unfair.

We believe, however, that the pricing approach in the Regions exchange offer is consistent with the interests of holders and is in no way coercive or unfair. In addition,

Regions has taken measures to assure transparency, as outlined in the Response Letter. Thus, although we agree that mergers and tender offers do not present identical issues, we think practice in the merger area provides analogical support for the Regions approach on this tender offer question.

Rule 13e-4 Issuer Tender Offers are Different from Other Issuer Tender Offers

The Regions exchange offer is not subject to Rule 13e-4 and therefore is not subject to the requirement in Item 1004(a)(1)(ii) of Regulation M-A that the tender documents disclose the “amount of consideration.” Although we believe the Regions prospectus – by disclosing the formula for the exchange ratio – discloses the “amount of consideration” within the meaning of Item 1004(a)(1)(ii), we acknowledge that the conclusion that the Regions pricing approach is permissible may be somewhat easier than it would be if the exchange offer were subject to Rule 13e-4 and that Regulation M-A requirement.

Future Exchange Offers

In the future, we understand you would like counsel to approach Staff ahead of time – and to submit a formal request for a no-action letter if Staff so requests – before advising an issuer to proceed with a floating ratio exchange offer with an averaging period that ends on the expiration date if that exchange offer has facts that distinguish it from the facts of the McDonalds, Weyerhaeuser, Halliburton and Kraft Foods no-action letters cited in the Response Letter.1 An exchange offer might have distinguishing facts if, among other things, it is not part of a split-off or reverse Morris trust transaction or, more generally, is not subject to Rule 13e-4.

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[1]	We discussed the Regions exchange offer ahead of time with a special counsel (not a senior special counsel) in the office of mergers and acquisitions.

If you have any questions or require any additional information about this supplemental response, please do not hesitate to contact me at (212) 558-3738.

Sincerely,

/s/ Alan Sinsheimer

cc:	Matt McNair
Todd K. Schiffman
(SEC, Division of Corporation Finance)

John D. Buchanan
(Regions Financial Corporation)

Andrew Soussloff
(Sullivan & Cromwell LLP)